Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

On October 27, 2003, Anthem, Inc. distributed the document set forth below. The merger agreement for Anthem’s merger with WellPoint Health Networks Inc. will be filed by Anthem, Inc. under cover of Form 8-K today and is incorporated by reference to this filing.

news release	Anthem, Inc. 120 Monument Circle Indianapolis, IN 46204 Tel 317 488-6390 Fax 317 488-6460

Anthem, Inc. Reports Strong Third Quarter Results

•	Enrollment increased 895,000 members, or 8 percent over September 2002

•	Performance in each health segment exceeded expectations

•	Expectations for full year 2003 increased by 7 cents per share

Indianapolis, IN — October 27, 2003 — Anthem, Inc. (NYSE: ATH) today announced third quarter 2003 net income increased to $196.5 million, or $1.38 per share, compared with net income of $171.2 million, or $1.29 per share, for the third quarter of 2002. Net income in the current quarter includes $0.03 per share in net realized gains, while the third quarter of 2002 includes $0.04 per share in net realized gains and $0.20 per share in favorable, federal income tax benefits associated with a reduction in the Company’s tax valuation allowance during the quarter.

“The strength of our membership growth during the quarter is a testament to the product value and service we are providing our customers. Our focus on quality initiatives and improving the health of our members remains a top priority as we continue to grow profitable enrollment,” said Larry C. Glasscock, chairman, president and chief executive officer.

Consolidated Highlights

Membership: Medical enrollment exceeded 11.8 million members at September 30, 2003, representing an 8 percent increase compared with September 30, 2002. In addition, enrollment increased by 794,000 members, or 7 percent, since December 31, 2002. Growth in the National Accounts business was the primary driver of membership gains in each region.

Operating Revenue: Operating revenue increased to $4.2 billion compared with $3.5 billion in the third quarter of 2002. Excluding the impact of the Trigon acquisition on July 31, 2002, operating revenue grew by 10 percent, compared with the third quarter of 2002. The growth was primarily attributable to disciplined pricing and solid membership gains. This growth was partially offset by $30.0 million for savings checks issued to certain policyholders in the Southeast region as a result of lower than anticipated medical costs.

Benefit Expense: The benefit expense ratio improved by 50 basis points, to 81.0 percent, compared with 81.5 percent in the third quarter of 2002. The improvement was primarily driven by lower than anticipated medical costs. The third quarter of 2002 benefited from $26.6 million in favorable prior year reserve adjustments.

Premium and Cost Trends: Commercial premium yields increased by approximately 11 percent, while commercial medical costs increased by approximately 10 percent during the twelve month period ended September 30, 2003. Professional services and outpatient costs continue to be the primary drivers to the overall medical cost trends.

Administrative Expense: The administrative expense ratio improved 80 basis points in the third quarter, to 18.7 percent, compared with 19.5 percent in the third quarter of 2002. The improvement was driven primarily by optimizing administrative expenses over a larger membership base. Included in the third quarter 2003 administrative expense was a $10.0 million contribution to Anthem’s Foundation by the East region.

Operating Cash Flow: Operating cash flow of $331.5 million for the third quarter of 2003 was net of a $50.0 million contribution to Anthem’s employee pension plans and was 1.7 times net income.

Days in Claims Payable: Days in claims payable declined 3.2 days, to 53.2 days as of September 30, 2003, compared with June 30, 2003. This decline was due primarily to timing of provider payments in the Southeast region, coupled with systems improvements that have led to more efficient overall claims processing.

Share Repurchase Program: During the quarter, 500,000 shares were repurchased for $36.0 million at an average price of $72.09 per share.

Operating Segment Highlights — Third Quarter 2003

($ in Millions)	Three Months Ended September 30			Nine Months Ended September 30
	2003	2002	Change	2003	2002	Change
Operating Revenue:
Midwest	$1,693.6	$1,521.0	11%	$4,960.3	$4,481.4	11%
East	1,160.5	1,078.8	8%	3,387.0	3,057.9	11%
West	266.6	225.4	18%	774.1	682.6	13%
Southeast[1]	950.4	573.5	–	2,795.3	573.5	–

Regional Health Segments	4,071.1	3,398.7	20%	11,916.7	8,795.4	35%
Specialty	194.2	136.0	43%	533.4	383.0	39%
Other:
External Customers	43.8	48.6	(10%)	142.5	128.6	11%
Intercompany Eliminations	(123.3)	(79.5)	55%	(331.7)	(216.8)	53%

Total Other	(79.5)	(30.9)	–	(189.2)	(88.2)	–
Operating Gain (Loss):
Midwest	$108.9	$67.3	62%	$323.6	$182.9	77%
East	75.4	61.7	22%	212.8	156.8	36%
West	32.6	31.7	3%	79.9	49.3	62%
Southeast[1]	82.0	46.3	–	243.4	46.3	–

Regional Health Segments	298.9	207.0	44%	859.7	435.3	97%
Specialty	18.7	13.4	40%	47.6	38.6	23%
Other	(38.6)	(26.9)	43%	(97.4)	(55.2)	76%

1   If Anthem had owned Trigon for the entire third quarter of 2002, operating results would have included an additional $291.5 million in operating revenue and $26.4 million in operating gain. The nine months ended September 2002 operating results would have included an additional $1,960.0 million in operating revenue and $117.9 million in operating gain. These amounts have been reclassified to Anthem’s presentation format.

Regional Health Segments: Each of our regional health segments reported increases in operating revenue and operating gain, which is the measure we use to evaluate the performance of our operating segments. Operating gain for the regional health segments improved 44 percent compared with the third quarter of 2002. Disciplined pricing and lower than anticipated medical costs in Local Large and Small Group businesses contributed most significantly to the earnings growth.

Included in the current quarter’s results were $30.0 million for savings checks to certain policyholders in the Southeast region and a $10.0 million contribution to the Anthem Foundation in the East region. Included in the third quarter of 2002 was a $15.7 million favorable development of prior year reserves and a $23.0 million unfavorable adjustment to reflect the accrual of additional premium taxes in the Midwest. A $10.9 million favorable development of prior year reserves was also reported in the West and a $5.7 million reduction in the carrying value of the Company’s investment in MedUnite was reported in the Other segment during the third quarter of 2002.

Specialty: Operating gain increased 40 percent compared with the third quarter of 2002, primarily due to increased mail order prescription volume. Start-up and integration expenses associated with the vision and dental operations continued to negatively impact overall Specialty margins.

Other: Operating loss was higher in the third quarter of 2003 compared with the same period in 2002, primarily due to higher incentive compensation expenses associated with above targeted results.

Anthem’s Earnings Outlook for 2003 and 2004

•	Net income expectations for full year 2003 were increased to $5.30 to $5.35 per share, from $5.23 to $5.28 per share. Included in these full year expectations are net realized gains of $0.03 per share and the resolution of litigation of $0.11 per share.

•	Net income for full year 2004 is expected to reach $6.05 to $6.15 per share.

Basis of Presentation

1.	Anthem has historically reported Adjusted Net Income, Adjusted Net Income Per Share, Operating Gain and Operating Margin on a consolidated basis. Based upon our interpretation of recent SEC directives, we will no longer be able to report these non-GAAP measures on a consolidated basis beginning with this release and our third quarter Form 10-Q. Operating Gain will be used to analyze profit or loss on a segment basis only.

2.	Operating Gain is defined as operating revenue less benefit expense and administrative expense.

3.	All income per share amounts are on a diluted basis.

4.	On July 31, 2002 Anthem acquired Trigon Healthcare, Inc., creating a new Southeast segment. Results of operations since the purchase date have been included in consolidated results.

5.	Historical financial results and membership for the Southeast segment have been reclassified into a reporting format consistent with Anthem’s presentation format and can be found at www.anthem.com under Investor Relations.

6.	Certain prior year amounts on the balance sheet have been reclassified to conform to the current year presentation.

Conference Call and Webcast

Anthem and WellPoint will host a joint conference call and webcast today at 8:00 am Eastern Standard Time (EST) to discuss their definitive merger agreement and their respective third quarter earnings results. The conference call can be accessed by dialing 800-289-0494 (International 913-981-5520). No pass-code is required. The webcast and presentation slides can be accessed at Anthem’s web site, www.anthem.com, or WellPoint’s web site, www.wellpoint.com under Investor Relations. Please visit the website or dial in at least 15 minutes in advance. A replay of the call will be available after 10:30 a.m. EST on October 27, 2003 until the end of the day on November 10, 2003 by dialing 888-203-1112 (International 719-457-0820), pass-code 727923.

Please note that the previously scheduled conference calls for October 28, 2003 and October 29, 2003 for WellPoint and Anthem, respectively, have been cancelled due to the distribution of this press release and today’s conference call.

Contacts:	Investor Relations	Media
	Tami Durle, 317-488-6390	Ed West, 317-488-6100
	tami.durle@anthem.com	edward.west@anthem.com

About Anthem

Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 11.8 million people and specialty benefits to 12.1 million people. Anthem is the fifth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association. Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C. Anthem had assets of $13.2 billion as of September 30, 2003 and full year 2002 revenue of $13.3 billion. More information about Anthem is available at www.anthem.com.

Anthem, Inc.

Membership Summary

(Unaudited)

(In Thousands)	Sept. 30, 2003	Sept. 30, 2002	Dec. 31, 2002	% Change
Customer Type				Sept. 30, 2002	Dec. 31, 2002
Local Large Group	3,868	3,836	3,867	1%	—
Small Group	1,223	1,156	1,168	6%	5%
Individual	1,182	1,060	1,084	12%	9%
National Accounts[1]	4,574	3,921	3,951	17%	16%
Medicare + Choice	96	104	103	(8%)	(7%)
Federal Employee Program	699	675	677	4%	3%
Medicaid	205	200	203	3%	1%

Total	11,847	10,952	11,053	8%	7%

Funding Arrangement
Self-Funded	6,368	5,572	5,617	14%	13%
Fully Insured	5,479	5,380	5,436	2%	1%

Total	11,847	10,952	11,053	8%	7%

Operating Segments
Midwest	5,624	5,188	5,234	8%	7%
East	2,621	2,408	2,434	9%	8%
West	931	823	836	13%	11%
Southeast	2,671	2,533	2,549	5%	5%

Total	11,847	10,952	11,053	8%	7%

1 Includes 2,809 BlueCard members as of September 30, 2003, 2,395 as of September 30, 2002 and 2,419 as of December 31, 2002.

Anthem, Inc.

Consolidated Statements of Income

(Unaudited)

($ In Millions, Except Per Share Data)	Three Months Ended September 30
	2003	2002	Change
Revenues
Premiums	$3,857.1	$3,221.5	20%
Administrative fees	297.4	257.7	15%
Other revenue	31.3	24.6	27%

Total operating revenue	4,185.8	3,503.8	19%
Net investment income	70.8	67.3	5%
Net realized gains on investments	5.6	7.3	(23%	)
Gain (loss) on sale of subsidiary operations	(0.4)	1.0	—

Total revenues	4,261.8	3,579.4	19%
Expenses
Benefit expense	3,123.3	2,626.6	19%
Administrative expense	783.5	683.7	15%
Interest expense	32.9	30.3	9%
Amortization of intangible assets	11.9	9.4	27%

Total expenses	3,951.6	3,350.0	18%

Income before income taxes and minority interest	310.2	229.4	35%
Income taxes	112.1	56.9	97%
Minority interest	1.6	1.3	23%

Net income	$196.5	$171.2	15%

Net income per diluted share	$1.38	$1.29	7%

Diluted shares (in millions)	142.7	132.3	8%

Benefit expense ratio	81.0%	81.5%	(50	) bp
Administrative expense ratio calculated using total operating revenue	18.7%	19.5%	(80	) bp
Income before income taxes and minority interest as a percentage of total revenue	7.3%	6.4%	90	bp

Anthem, Inc.

Consolidated Statements of Income

(Unaudited)

($ In Millions, Except Per Share Data)	Nine Months Ended September 30
	2003	2002	Change
Revenues
Premiums	$11,289.0	$8,352.9	35%
Administrative fees	879.4	674.8	30%
Other revenue	92.5	62.5	48%

Total operating revenue	12,260.9	9,090.2	35%
Net investment income	207.9	187.5	11%
Net realized gains on investments	9.1	13.2	(31%	)
Gain (loss) on sale of subsidiary operations	(1.4)	1.0	—

Total revenues	12,476.5	9,291.9	34%

Expenses
Benefit expense	9,177.2	6,937.8	32%
Administrative expense	2,273.8	1,733.7	31%
Interest expense	98.6	65.4	51%
Amortization of intangible assets	35.6	16.8	112%

Total expenses	11,585.2	8,753.7	32%
Income before income taxes and minority interest	891.3	538.2	66%
Income taxes	321.8	158.9	103%
Minority interest	4.0	2.1	90%

Net income	$565.5	$377.2	50%

Net income per diluted share	$3.98	$3.30	21%

Diluted shares (in millions)	142.0	114.3	24%

Benefit expense ratio	81.3%	83.1%	(180	) bp
Administrative expense ratio calculated using total operating revenue	18.5%	19.1%	(60	) bp
Income before income taxes and minority interest as a percentage of total revenue	7.1%	5.8%	130	bp

Anthem, Inc.

Consolidated Balance Sheets

($ In Millions)	September 30, 2003	December 31, 2002
	(Unaudited)
Assets
Current assets:
Investments available-for-sale, at fair value	$6,507.3	$5,948.1
Cash and cash equivalents	670.1	694.9
Receivables, net	1,390.4	1,161.5
Other current assets	66.6	72.0

Total current assets	8,634.4	7,876.5
Property and equipment, net	520.3	537.4
Goodwill and other intangible assets	3,697.2	3,759.5
Prepaid pension benefits	222.9	146.2
Other noncurrent assets	130.4	119.7

Total assets	$13,205.2	$12,439.3

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
Policy liabilities:
Unpaid life, accident and health claims	$1,861.8	$1,826.0
Future policy benefits	364.1	344.7
Other policyholder liabilities	435.1	497.3

Total policy liabilities	2,661.0	2,668.0
Unearned income	357.0	326.6
Accounts payable and accrued expenses	435.0	471.8
Bank overdrafts	447.3	357.9
Income taxes payable	100.7	109.8
Other current liabilities	711.4	514.8

Total current liabilities	4,712.4	4,448.9
Long term debt, less current portion	1,662.0	1,659.4
Postretirement benefits	191.1	196.8
Deferred income taxes	491.5	389.9
Other noncurrent liabilities	295.2	382.0

Total liabilities	7,352.2	7,077.0
Shareholders’ equity
Common stock	1.4	1.4
Additional paid in capital	4,721.5	4,762.2
Retained earnings	982.2	481.3
Unearned restricted stock compensation	(3.7)	(5.3)
Accumulated other comprehensive income	151.6	122.7

Total shareholders’ equity	5,853.0	5,362.3

Total liabilities and shareholders’ equity	$13,205.2	$12,439.3

Anthem, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30
($ In Millions)	2003	2002
Operating activities
Net income	$565.5	$377.2
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(9.1)	(13.2)
Depreciation, amortization and accretion	183.6	101.0
Deferred income taxes	120.6	50.5
Loss (gain) on sale of subsidiary operations	1.4	(1.0)
Loss (gain) on sale of assets	(0.2)	1.3
Changes in operating assets and liabilities, net of effect of purchases and divestitures:
Restricted cash and investments	(7.9)	7.3
Receivables	(221.6)	(30.6)
Other assets	(1.0)	13.1
Policy liabilities	(1.0)	126.1
Unearned income	30.5	29.5
Accounts payable and accrued expenses	(33.3)	34.5
Other liabilities	86.1	(69.0)
Income taxes	12.1	(2.8)

Cash provided by operating activities	725.7	623.9

Investing activities
Purchases of investments	(3,623.3)	(3,537.4)
Sales or maturities of investments	3,163.3	3,441.9
Purchase of subsidiaries, net of cash acquired	(3.5)	(790.5)
Sale of subsidiary, net of cash sold	(2.8)	1.3
Proceeds from sale of property and equipment	5.2	5.6
Purchases of property and equipment	(83.1)	(81.7)

Cash used in investing activities	(544.2)	(960.8)

Financing activities
Proceeds from long term borrowings	—	938.5
Payments on long term borrowings	(100.0)	—
Repurchase and retirement of common stock	(143.9)	(109.2)
Proceeds from employee stock purchase plan and exercise of stock options	37.6	17.1
Adjustment to payments to eligible statutory members in the demutualization	—	0.2
Costs related to the issuance of shares from the Trigon acquisition	—	(4.1)

Cash provided by (used in) financing activities	(206.3)	842.5

Change in cash and cash equivalents	(24.8)	505.6
Cash and cash equivalents at beginning of period	694.9	406.4

Cash and cash equivalents at end of period	$670.1	$912.0

Anthem, Inc.

Reconciliation of Unpaid Life, Accident and Health Claims

($ In Millions)

	Nine Months Ended Sept. 30, 2003	Years Ended December 31,
		2002	2001	2000
	(Unaudited)
Balances at beginning of period, net of reinsurance	$1,821.2	$1,352.7	$1,382.1	$1,052.6
Business purchases (divestitures)	(15.5)	379.4	(139.1)	113.9

Subtotal	1,805.7	1,732.1	1,243.0	1,166.5
Incurred related to:
Current year	9,353.1	9,965.1	7,843.1	6,593.6
Prior year (redundancies)	(181.3)	(150.7)	(96.4)	(60.1)

Total incurred	9,171.8	9,814.4	7,746.7	6,533.5

Paid related to:
Current year	7,725.5	8,396.4	6,521.5	5,361.9
Prior years	1,399.1	1,328.9	1,115.5	956.0

Total paid	9,124.6	9,725.3	7,637.0	6,317.9

Balances at end of period, net of reinsurance	1,852.9	1,821.2	1,352.7	1,382.1
Reinsurance recoverables at end of period	8.9	4.8	7.6	29.0

Reserve gross of reinsurance recoverables on unpaid claims at end of period	$1,861.8	$1,826.0	$1,360.3	$1,411.1

Prior year incurred redundancies in the current period as a percent of prior year incurred claims	1.8%	1.9%	1.5%	1.3%

Negative amounts reported for incurred related to prior years result from claims being settled for amounts less than originally estimated. The redundancy of $181.3 million shown in the above table represents an estimate based on paid claim activity from January 1, 2003 to September 30, 2003, and is subject to change based on future paid claim activity.

Safe Harbor Statement Under the

Private Securities Litigation Reform Act of 1995

This press release contains certain forward-looking information about Anthem, Inc. (“Anthem”), that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; an increased level of debt; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to achieve expected synergies and operating efficiencies in our acquisition of Trigon Healthcare, Inc. and to successfully integrate our operations; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to Anthem’s Annual Report on Form 10-K for the year ended December 31, 2002 and Anthem’s quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint Health Networks Inc. (“WellPoint”). In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

Participants in Solicitation

Anthem and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus.